Anthony W. Basch (804) 771.5725 awbasch@kaufcan.com	Kaufman & Canoles, P.C. Three James Center, 12th Floor 1051 East Cary Street Richmond, VA 23219 Mailing Address Post Office Box 27828 Richmond, VA 23261 T (804) 771.5700 F (804) 771.5777 kaufCAN.com

June 14, 2010

Max A. Webb, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tianli Agritech, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed June 1, 2010
File No. 333-165522

Dear Mr. Webb:

On behalf of Tianli Agritech, Inc. (“Tianli”) and in response to the comments set forth in your letter dated June 11, 2010, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 3 to the captioned Registration Statement (the “Amendment”). Factual information provided herein has been provided to us by Tianli. Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein. We have also enclosed three redlined copies of the Amendment for your review.

Price Stabilization, Short Positions and Penalty Bids, page 110

1.	Please either delete this section of the filing or explain to us the need for it given that no market exists for your common shares.

Tianli has deleted the referenced section.

Undertakings, page II-3

2.	We note that the undertaking language provided is not that required by Item 512(i) of Regulation S-K. Please revise or advise.

Tianli has revised the undertakings to supply the language required by Item 512(i) of Regulation S-K.

Note 14 – Government Subsidies, page F-18

3.

We note your response to our prior comment number 27 and your explanation for including the government subsidies received as income. However, you state in your disclosure that the specific purposes of the subsidies were for pig farm construction and building a biogas pond, thereby offsetting your costs in completing these projects. Reference is made to ASC 905-605-25-1 which states that additional income should be recorded in connection with “income replacement and subsidy programs.” As the subsidies you received do not appear to relate to this type of program, we believe that you should record future subsidies of this nature in a manner consistent with

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.

Mr. Max A. Webb, Assistant Director

June 14, 2010

reimbursements for cost sharing programs. Specifically, reimbursements of costs for capital expenditures should be applied against fixed asset costs and reimbursements of expense items should be used to reduce the recorded amount of expenses. Please revise your presentation on an ongoing basis, as applicable and if significant.

Tianli acknowledges the comment and will revise its presentation on an ongoing basis, as applicable and if significant.

Consolidated Financial Statements for Quarter Ended March 31, 2010

Basis of Presentation, page F-7

4.	Interim financial statements must include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading. An affirmative statement that the financial statements have been so adjusted must be included with the interim financial statements. Please revise accordingly to comply with Rule 8-03 of Regulation S-X (Instruction 2).

Tianli has revised the referenced section to confirm that it has made all adjustments that, in management’s opinion, are necessary in order to make the financials statements not misleading.

Other

5.	Disclosure must be provided of material subsequent events and material contingencies notwithstanding disclosure in the annual financial statements pursuant to Rule 8-03(b)(2) of Regulation S-X. Please expand your disclosure as appropriate.

Tianli has revised the interim financial statements as requested to confirm that there were no such material subsequent events or material contingencies.

6.	Please expand the Index on page F-1 to reference also the interim financial statements.

Tianli has revised the index as requested.

Tianli is eager to complete the registration process. Thank you in advance for your assistance in reviewing this response and the Amendment. Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Anthony W. Basch
Anthony W. Basch